CORRESP 1 1234567890 xxxxxxxx CORRESP DOCUMENT ASSEMBLED FOR VALIDATION PURPOSES ONLY ON

L&L Financial Holdings, Inc. 720 Third Avenue, Suite 1611 Seattle, WA 98104

Mr. Dean Suehiro, Senior Staff Accountant, Securities and Exchange Commission Washington, DC, 20549 Mail Stop 3720

Re:	L&L Financial holdings, Inc.
Form 10-KSB for Fiscal Year Ended April 30, 2006
Filed August 15, 2006

Forms 10-QSB for Fiscal Quarters Ended July 31, 2006 and
October 31, 2006
File No. 0-32505

Dear Mr. Dean Suehiro:

We have received your letter dated May 25, 2007 and are responding to the questions as follow:

General

Q#1. When you file your attachments, please ascertain that the format of the financial statements and financial information are legible. Also, the pages are not numbered as stated in your response.

Answer: FYI, we actually paginated all pages in our prior responses to you. Following your suggestion, we have discussed with the SEC Edgar Technical Supporting Staff for technical improvement of Edgar filing. Efforts are made to ensure financial statements and financial information are legible to you, and page number are properly shown on the Edgar filing. See Attachment 1-Form 10 KSB.

To ensure you receive a clear, eligible copy, we also emailed you a copy of all response (in word documents) to your email address, so you can read our original documents.

Critical Accounting Policies and Estimates

Q#2 We note your response to our prior comment 2. You disclose that your estimates and assumptions are "based on generally accepted industrial practices and our experience applied on a logical basis." Please revise to state that your estimates and assumptions are based on U.S. generally accepted accounting principles ("US GAAP"). Otherwise, tell us

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why generally accepted industrial practices and your experience applied on a logical basis is appropriate under US GAPP. As previously requested, revise to expand the discussion to provide a detailed analysis of your assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure. You should address factors such as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much the estimates/assumption have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. For additional guidance, refer to item 303 of Regulation S-K as well as Part Five for the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Result of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Answer:

1) Following your instructions, we have stated that "our estimates and assumptions are based on U.S. generally accepted accounting principles ("US GAAP").

2) We revise the text to provide that :

-Many of our estimates and assumptions involved in the application of GAAP may have a material impact on reported financial condition, and operation performance and on the comparability of such reported information over different reporting periods.

- The nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters of the susceptibility of such matters to changes; and the impact of the estimates and assumptions on financial condition or operation performance my be material. The reason the uncertainties involved in may be that there is an uncertainty attached to the estimated or assumption, or it just may be difficult to measure or value.

-As the assumptions for specific sensitivity to change, based on other outcome that are reasonably likely to occur and would have a material effect on financial condition or operating performance, that these estimates/assumptions may likely to be changed in the future under the current conditions, which may affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities.

3) We also deleted the headings of Cash, Cost of Services, and Financial Instruments under this Section, and left only those accounts, which may require significant estimates in this Section. See Attachment 1, page 8.

MD&A, Other Income (Net)

We note your response to our prior comment 5b and have the following comments.

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Q#3 Please tell us why it is appropriate to account for the metal scraps disposal costs as other expense. Also, tell us your consideration of accounting for these costs as cost of goods sold. Include in your response references to the appropriate accounting literature.

Answer: As discussed over the phone, the sales of metal scraps are recorded as Other Income (not as expenses). Selling of metal scrap generates cash as additional income to the Company. But, this is not the main business of our manufacturing of industrial air compressor operations of the LEK subsidiaries. Management believes a separate disclosure of the metal scarp selling activities (as Other Income) would be beneficial to the general public (instead of lumping the scrap selling income together as the regular revenue).

Q#4. Since the metal scraps disposal costs and leasing income are recurring, delete the reference, "immaterial, non-recurring items related to income, which have no material effect on financial presentation." Also, disclose the amounts related to scraps disposal costs, leasing income, and gain on sale of machineries.

Answer: As discussed, the footnote (1) to the table on Page 6 of the Form 10-KSB (Revision #2 sent to you on May 21,2007) refers to the municipal tax surcharge, and asset repairs. These expenses are immaterial, non-recurring in nature, and are not related to the sales of scraps, nor leasing income.

Note 3. Business Combination

Q#5. We note your response to our prior comment 7. We understand that LEK has been in business for over 30 years. We note that LEK has brand name recognition and the oil-free technology is incorporated in LEK piston-type air compressors. It appears to us that the fair value of customer-related intangible assets, brand name, and oil-free technology should be recognized apart from goodwill under paragraphs 39 and A14-A28 of SFAS 141. Please revise accordingly.

Answer: The Chinese accountant (when evaluating the fair market value of LEK prior to our acquisition in 2004), has determined that goodwill of LEK including other intangible assets, such as brand name, and oil-free technology, which can not be further separated. (on the Page 7 of the Chinese CPA Evaluation Report of LEK). The name of the Chinese CPA is translated as Shong-Hou CPA LLC of China, who evaluated the LEK fair value on 11/30/2004. This CPA firms' name has given to you in our prior answer to your question. Based on the expert opinion, we therefore do not separate each items and recognized individually part from goodwill.

Form 10-QSB for Fiscal Quarter Ended October 31, 2006

Item 7. Controls and Procedures

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Q#6. We note your response to our prior comment 8. Revise to the reference to October 31, 2007 to October 31, 2006.

Answer: Following your suggestion, we have changed to October, 31, 2006. See Attachment 2-Adjustment 3, Page 10.

Q#7. We note your response to our prior comment 9. Please revise the acquisition date reference in the first paragraph to October 30, 2006. Also, revise the reference to the operational results from "April 30, 2006" to "October 30, 2006."

Answer: Following your suggestion, we have changed to October, 31, 2006. See Attachment 2, Page 17.

Q#8. We note your response to our prior comment 10. Please present the pro forma results of operations giving effect to the acquisition under paragraph 58(b) of SFAS 141.

Answer: Following your suggestion, we have presented the Pro Forma results of operations (of Income) for 6 months, and 12 months, giving effects to the acquisition. See Attachment 2, Pages 20 and 21.

Form 8-K filed February 27, 2006

Q#9. We note your response to our prior comment 11. Please revise to provide the required disclosures under item 304(a)(1)(ii), (a)(1)(iv)(A), (a)(1)(iv)(B)-(E) if applicable, (a)(2), (a)(3), and (b).

Answer: We have made additional disclosures and updated the Form 8-K filing on the change of Registrant's accountant. Please see Attachment 4, page 2.

Form 8-K filed November 13, 2006

We note your response to our prior comment 12 and have the following comments.

Q#10. Please file the audited financial statements of KMC for the required periods under Item 310(c)(3) of Regulation S-B.

Answer: The audit report for the past two historical years prior to the KMC acquisition will be filed in approx. 14 days.

Q#11. Please delete the pro forma balance sheet under Item 310(d)(2)(i) of Regulation S-B.

Answer: Following your suggestion, we have deleted the pro forma balance sheet. See Attachment 3, Page 8.

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Q#12. Please revise your pro forma condensed statement of income to provide the following:

  Giving effect to the acquisition as of May 1, 2005. Present the pro formacondensed statement of income for the fiscal year ended April 30, 2006.
  Number each pro forma adjustment and disclose the nature of theadjustment.

Answer Following your suggestion, we have added the 12 month Pro Forma Condensed Statement of Income for the fiscal year ended April, 2006 to the Form-8 K, giving effect to the acquisition as of May 1, 2005. See Attachment 3, Pages 8 and 9.

Thank so much for you kind guidance, and attention. If these douments are acceptable, please let us know at your earliest convenience. So that we can file the 3Q report (Form -10QSB) for the quarter ended on 1/31/2007, which was overdue.

If you have any question, please feel free to call me at (206)-264-8065 in Seattle. Have a nice summer.

Sincerely Yours,
Dickson Lee, CEO L&L Financial Holdings, Inc.
Attachment 1, Form10-KSB, Attachment 2, Form 10-QSB Attachment 3, From 8-K Attachment 3, From 8-K
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